Exhibit 4.11

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of March 31, 2020, Change Healthcare Inc. had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) its Common Stock, par value $0.001 per share (“Common Stock”) and (2) 6.00% Tangible Equity Units (“TEUs”). References herein to “we,” “us,” “our”, “Change” and the “Company” refer Change Healthcare Inc. and not to any of its subsidiaries.

The following description of the terms of our Common Stock and TEUs is only a summary. This description is subject to, and qualified in its entirety by reference to, our Amended and Restated Certificate of Incorporation (our “Charter”) and Amended and Restated Bylaws (our “Bylaws), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Certificate of Incorporation, Bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

DESCRIPTION OF CHANGE HEALTHCARE INC. COMMON STOCK

Common Stock

Holders of shares of Change Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of Change Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of Change Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of Change preferred stock.

Upon liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holders of one or more outstanding series of preferred stock having liquidation preferences, if any, the holders of shares of Change Common Stock will be entitled to receive pro rata any remaining assets available for distribution.

All shares of outstanding Change Common Stock are fully paid and non-assessable. Holders of shares of Change Common Stock do not have preemptive, subscription, redemption or conversion rights with respect to such shares. There will be no sinking fund provisions applicable to the Change Common Stock. The rights, powers, preferences and privileges of holders of Change Common Stock will be subject to those of the holders of any shares of Change preferred stock or any other series or class of stock that may be authorized and issued in the future.

Preferred Stock

The Change Charter authorizes the board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and, subject to the terms of the Change Charter, the authorized shares of preferred stock will be available for issuance without further action by holders of Change Common Stock. The board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which the board of directors may, except where otherwise provided in any preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable on shares of such series;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the company’s affairs or other event;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of Change or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of capital stock; and

•	the voting rights, if any, of the holders of the series.

Change could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of Change Common Stock might believe to be in their best interests or in which the holders of Change Common Stock might receive a premium over the market price of the shares of Change Common Stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of Change Common Stock by restricting dividends on the Change Common Stock, diluting the voting power of the Change Common Stock or subordinating the rights of the Change Common Stock to distributions upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the Change Common Stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of the board of directors.

Annual Stockholder Meetings

The Change Bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as selected by the board of directors. To the extent permitted under applicable law, the board of directors may conduct meetings solely by means of remote communications, including by webcast.

Anti-Takeover Effects of Change’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

The Change Charter, Change Bylaws and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors. These provisions are intended to avoid costly takeover battles, reduce vulnerability to a hostile or abusive change of control and enhance the ability of the board of directors to maximize stockholder value in connection with any unsolicited acquisition offer. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Change by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Change Common Stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as the shares of Change Common Stock remain listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of then outstanding voting power or then outstanding number of shares of Change Common Stock

(Change believes the position of Nasdaq is that the calculation in this latter case treats as outstanding shares issuable upon exchange of outstanding LLC Units not held by Change). These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The board of directors may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay or prevent a change of control of Change or the removal of its management. Moreover, Change’s authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Change by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of its management and possibly deprive its stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Change has opted out of Section 203 of the DGCL; however, the Change Charter contains similar provisions providing that Change may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Change’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by the board of directors and by the affirmative vote of holders of at least 66 2/3% of Change’s outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of Change’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with Change for a three-year period. This provision may encourage companies interested in acquiring Change to negotiate in advance with the board of directors because the stockholder approval requirement would be avoided if the board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

The Change Charter provides that investment funds associated with The Blackstone Group Inc. and investment funds associated with the affiliated companies of Hellman & Friedman LLC (the “Sponsors”) and their affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Change Charter does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of Change capital stock entitled to vote generally in the election of directors will be able to elect all of Change’s directors.

Special Stockholder Meetings

The Change Charter provides that special meetings of the stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, that at any time when the Sponsors and their affiliates beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of the stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of stockholders that beneficially own, in the aggregate, at least 25% in voting power of the stock entitled to vote generally in the election of directors, including Blackstone. The Change Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the company.

Director Nominations and Stockholder Proposals

The Change Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Change with certain information. Generally, to be timely, a stockholder’s notice must be received at Change’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The Change Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the Sponsors and their affiliates so long as the stockholders agreement remains in effect. The Change Bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Change

The Change Charter provides that the board of directors is expressly authorized to make, alter, or repeal the Change Bylaws and that, at any time the Sponsors beneficially own, in the aggregate, less than 30% in voting power of the stock entitled to vote generally in the election of directors, the stockholders may only amend the Change Bylaws with the approval of 80% or more of all of the outstanding shares of Change’s capital stock entitled to vote.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Change’s stock entitled to vote thereon were present and voted, unless the Change Charter provides otherwise. The Change Charter does not permit stockholders to act by consent in writing, unless such action is recommended by all directors then in office, at any time when the Sponsors and their affiliates own, in the aggregate, less than 30% in voting power of the Change capital stock entitled to vote generally in the election of directors.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Change stockholders will have appraisal rights in connection with a merger or consolidation in which Change is a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of the Change stockholders may bring an action in the name of Change to procure a judgment in Change’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Change shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

The Change Charter will provide that, unless Change consents in writing to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of Change, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of Change to the company or the stockholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or the Change Charter or the Change Bylaws or (4) action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. The Court of Chancery of the State of Delaware is not the sole and exclusive forum for actions brought under the federal securities laws. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Change Charter provides that notwithstanding anything otherwise to the contrary therein, the forum selection provisions will not apply to suits brought to enforce a duty or liability created by the federal securities laws or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of Change shall be deemed to have notice of and consented to the forum provisions in the Change Charter. However, it is possible that a court could find these forum selection provisions to be inapplicable or unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Change Charter, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that Change may have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Change’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of Change or its subsidiaries. The Change Charter provides that, to the fullest extent permitted by law, none of the Sponsors, McKesson Corporation (“McKesson”) or any of their affiliates or certain current or former directors, principals, officers, employees and/or other representatives of or consultants or advisors to the Sponsors or McKesson that may serve, whether during or after the period in which the Sponsors own Change stock, as directors, officers or agents of Change (“Associated Directors”) will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which Change or its affiliates now engage or propose to engage or (ii) otherwise competing with Change or its affiliates. In addition, to the fullest extent permitted by law, in the event that the Sponsors or any Associated Director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for Change or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to Change or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Change Charter will not renounce Change’s interest in any business opportunity that is expressly offered to an Associated Director solely in his or her capacity as a director, officer or agent of Change. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for Change unless Change would be permitted to undertake the opportunity under the Change Charter and would have sufficient financial resources to undertake the opportunity, and the opportunity would be in line its business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Change Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of Change and its stockholders, through stockholders’ derivative suits, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

The Change Bylaws generally provide that Change must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the DGCL. Change is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. Change believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Change Charter and the Change Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Change and its stockholders. In addition, your investment may be adversely affected to the extent Change pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of Change’s directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for the Change Common Stock is Equiniti Trust Company.

Listing

Change Common Stock trades on Nasdaq under the trading symbol “CHNG.”

DESCRIPTION OF CHANGE HEALTHCARE INC. TANGIBLE EQUITY UNITS

Concurrently with Change’s initial public offering, Change issued 5,750,000 6.00% TEUs. The TEUs have a stated amount of $50.00. Each TEU is composed of two parts: (1) a prepaid stock purchase contract issued by Change, referred to in this document as a purchase contract, and (2) a senior amortizing note issued by Change, referred to in this document as an amortizing note. Unless settled earlier at the holder’s option or at Change’s option (each as described below), each purchase contract will, subject to postponement in certain limited circumstances, automatically settle on June 30, 2022, and Change will deliver a specified number of shares of Change Common Stock per purchase contract based upon applicable settlement rates and the market value of Change Common Stock. Unless settled earlier as described below, each purchase contract that is a component of a TEU will settle automatically on the mandatory settlement date into between 3.2051 and 3.8461 shares of common stock, subject to certain anti-dilution adjustments. The number of shares of Change Common Stock issuable upon settlement will be determined based on the average volume weighted average price per share of Change Common Stock over the 20 consecutive trading day period beginning on and including the 21st scheduled trading day immediately preceding the mandatory settlement date in accordance with the purchase contract agreement. Assuming automatic settlement at the rate of shares of common stock per purchase contract assuming the maximum number of shares issuable upon automatic settlement of such purchase contracts and based on an assumed average volume weighted average price of $13.00 per share of Change Common Stock, up to 22,115,075 shares of Change Common Stock are issuable upon settlement of the purchase contracts that are a component of the TEUs, subject to certain anti-dilution adjustments.

At any time prior to the second scheduled trading day immediately preceding June 30, 2022, holders of the purchase contracts may elect to settle purchase contracts early and Change will deliver shares of its common stock at the minimum settlement rate of shares of Change Common Stock per purchase contract, subject to certain anti-dilution adjustments. Upon early settlement at the holder’s election, the market value of Change Common Stock on the early settlement date will not affect the early settlement rate and the corresponding amortizing note will remain outstanding. If holders elect to settle any purchase contracts early in connection with a fundamental change, such purchase contracts will be settled at the fundamental change early settlement rate, which may be greater than the minimum settlement rate. Upon early settlement in connection with a fundamental change, the corresponding amortizing note will remain outstanding.

On or after March 30, 2020, Change may elect to settle all, but not less than all, outstanding purchase contracts at the maximum settlement rate of shares of its common stock per purchase contract, subject to certain anti-dilution adjustments. Upon early settlement at Change’s election, holders will have the right to require Change to repurchase their amortizing notes for cash at a price equal to the principal amount of such amortizing note, plus accrued and unpaid interest, calculated at an annual rate of 5.50%.

The amortizing notes have a specified initial principal amount and a specified interest rate and Change will make specified payments of interest and partial repayments of principal on quarterly installment payment dates.

Each amortizing note has an initial principal amount of $8.2378, bears interest at a rate of 5.50% per annum and has a final installment payment date of June 30, 2022. On each March 30, June 30, September 30 and December 30, commencing on September 30, 2019, Change pays equal quarterly cash installments of $0.7500 per amortizing note (except for the September 30, 2019 installment payment, which was $0.7417 per amortizing note), which constitutes a payment of interest and a partial repayment of principal, and which cash payment in the aggregate per year is equivalent to 6.00% per year with respect to the $50.00 stated amount per TEU. The amortizing notes are the direct, unsecured and unsubordinated obligations of Change and will rank equally with all of Change’s existing and future other unsecured and unsubordinated indebtedness.

If the Company elects to settle the purchase contracts early, holders of amortizing notes will have the right to require Change to repurchase their amortizing notes for cash at the repurchase price set forth in the first supplemental indenture governing the amortizing notes.

The indenture governing the amortizing notes contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the amortizing notes then outstanding may declare the unpaid principal of the amortizing notes and any accrued and unpaid interest thereon immediately due and payable. In the case of certain events of bankruptcy, insolvency or reorganization relating to Change, the principal amount of the amortizing notes together with any accrued and unpaid interest thereon will become due and payable.

The TEUs trade on Nasdaq under the trading symbol “CHNGU.”